7,4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

uniQure N.V.

(Name of Issuer)

Ordinary Shares, €0.05 par value per share (Title of Class of Securities)

N90064 101

(CUSIP Number)

April 21, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒ Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N90064 101
1		NAME OF REPORTING PERSON Coller Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,840,365

EACH	7	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH:		0
	8	SHARED DISPOSITIVE POWER
		2,840,365
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,840,365
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)
12		TYPE OF REPORTING PERSON CO

(1)	Based on 44,993,987 ordinary shares, par value €0.05 (the “Ordinary Shares”) of uniQure N.V.’s (the “Issuer”) outstanding as of February 25, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2021.

CUSIP No. N90064 101
1		NAME OF REPORTING PERSON Coller International General Partner V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,840,365

EACH	7	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH:		0
	8	SHARED DISPOSITIVE POWER
		2,840,365
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,840,365
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (2)
12		TYPE OF REPORTING PERSON PN

(2)	Based on 44,993,987 Ordinary Shares of the Issuer outstanding as of February 25, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2021.

CUSIP No. N90064 101
1		NAME OF REPORTING PERSON Coller International Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,840,365

EACH	7	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH:		0
	8	SHARED DISPOSITIVE POWER
		2,840,365
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,840,365
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (3)
12		TYPE OF REPORTING PERSON PN

(3)	Based on 44,993,987 Ordinary Shares of the Issuer outstanding as of February 25, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2021.

Item 1(a).	Name of Issuer:

uniQure N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Paasheuvelweg 25a,

1105 BP Amsterdam, The Netherlands

Item 2(a).	Name of Person Filing:

Coller Investment Management Limited

Coller International General Partner V, L.P.

Coller International Partners V-A, L.P.

Coller International General Partner V-A, L.P. owns 2,840,365 Ordinary Shares of the Issuer. Such shares may be deemed beneficially owned by Coller International General Partner V, L.P. as general partner of Coller International General Partner V-A, L.P. Such shares may also be deemed beneficially owned by Coller Investment Management Limited as general partner of Coller International Partners V, L.P.

Items 2(b).	Address of Principal Business Office or, if none, Residence:

For each reporting person:

c/o Coller Investment Management Limited

P.O. Box 255

Trafalgar Court, Les Banques St. Peter Port

Guernsey, Channel Islands GY1 3QL

Items 2(c).	Citizenship:

For each reporting person: Guernsey, Channel Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares, €0.05 par value per share

Item 2(e).	CUSIP NUMBER: N90064 101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

For each reporting person:

(a)	Amount beneficially owned: 2,840,365

(b)	Percent of Class: 6.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,840,365

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,840,365

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2021

COLLER INVESTMENT MANAGEMENT LIMITED (4)

By:	/s/ Paul McDonald
Name:	Paul McDonald
Title:	Director

COLLER INTERNATIONAL GENERAL PARTNER V, L.P. (4)

By: COLLER INVESTMENT MANAGEMENT LIMITED, its general partner

By:	/s/ Paul McDonald
Name:	Paul McDonald
Title:	Director

COLLER INTERNATIONAL PARTNERS V-A, L.P. (4)

By: COLLER INTERNATIONAL GENERAL PARTNER V, L.P., its general partner
By: COLLER INVESTMENT MANAGEMENT LIMITED, its general partner

By:	/s/ Paul McDonald
Name:	Paul McDonald
Title:	Director

(4)       The Reporting Persons are jointly filing this Schedule 13G pursuant to the Agreement of Joint Filing submitted to the Securities and Exchange Commission on February 20, 2014.